UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30509 / May 8, 2013

In the Matter of	)
	)
	)
The Royal Bank of Scotland plc	)
RBS, Gogarburn	)
PO Box 1000	)
Edinburgh, EH12 1HQ, Scotland	)
	)
Citizens Investment Advisors	)
a separately identifiable department of RBS Citizens, N.A.	)
Mail Stop RC 03-30	)
One Citizens Plaza	)
Providence, Rhode Island 02903	)
	)
RBS Securities Japan Limited	)
Shin-Marunouchi Center Building	)
1-6-2 Marunouchi	)
Chiyoda-ku	)
Tokyo 100-0005, Japan	)
	)
(812-14148)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

The Royal Bank of Scotland plc ("RBS plc"), Citizens Investment Advisors ("Citizens IA"), a
separately identifiable department of RBS Citizens, N.A., and RBS Securities Japan Limited
(the "Settling Firm") (collectively, "Applicants") filed an application on April 12, 2013,
requesting temporary and permanent orders under section 9(c) of the Investment Company
Act of 1940 ("Act") exempting Applicants and any other company of which the Settling Firm
is or hereafter becomes an affiliated person (together with Applicants, "Covered Persons")
from section 9(a) of the Act with respect to a guilty plea entered on April 12, 2013, by the
Settling Firm in the United States District Court for the District of Connecticut.

On April 12, 2013, the Commission simultaneously issued a notice of the filing of the
application and a temporary conditional order exempting the Covered Persons from section

9(a) of the Act (Investment Company Act Release No. 30462) until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by RBS plc, et al. (File No. 812-14148), that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of a guilty plea, described in the application, entered by the United States District Court for the District of Connecticut on April 12, 2013.

By the Commission.

Elizabeth M. Murphy
Secretary